Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the Fourth Quarter of Fiscal Year 2023 and Full
Fiscal Year 2023

Beijing, September 15, 2023 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading online learning service provider in China, today announced its fourth quarter and full year unaudited financial results for the fiscal year ended June 30, 2023 (the “fourth quarter of FY 2023”, which refers to the quarter from April 1, 2023 to June 30, 2023, and “FY 2023”, which refers to the year from July 1, 2022 to June 30, 2023).

Highlights for the Fourth Quarter of FY 2023

●	Revenues for the fourth quarter of FY 2023 were RMB828.3 million (US$114.2 million), representing an increase of 2.6% from the third quarter of the fiscal year ended June 30, 2023 (the “third quarter of FY 2023”) and an increase of 31.7% from the fourth quarter of the fiscal year ended June 30, 2022 (the “fourth quarter of FY 2022”).

●	Gross billings of individual online learning services[1] for the fourth quarter of FY 2023 were RMB748.8 million (US$103.3 million), representing a decline of 6.8% from the third quarter of FY 2023 and an increase of 23.0% from the fourth quarter of FY 2022.

●	Net income for the fourth quarter of FY 2023 was RMB52.7 million (US$7.3 million), compared with a net loss of RMB22.7 million in the third quarter of FY 2023 and a net loss of RMB201.7 million in the fourth quarter of FY 2022.

●	Adjusted net income[2] for the fourth quarter of FY 2023 was RMB90.4 million (US$12.5 million), compared with RMB21.7 million in the third quarter of FY 2023 and RMB4.6 million in the fourth quarter of FY 2022.

●	Total registered users increased by 60.6% to approximately 94.3 million as of June 30, 2023, from 58.8 million as of June 30, 2022.

●	Paying learners increased by 29.9% year over year to approximately 0.4 million in the fourth quarter of FY 2023.

Highlights for FY 2023

●	Revenues for FY 2023 were RMB3,081.4 million (US$424.9 million), representing an increase of 7.4% from the prior fiscal year.

●	Gross billings of individual online learning services[1] for FY 2023 were RMB3,036.1 million (US$418.7 million), representing an increase of 10.1% from the prior fiscal year.

●	Net loss for FY 2023 was RMB108.7 million (US$15.0 million), narrowing by 53.5% from RMB233.4 million in the prior fiscal year.

●	Adjusted net income[2] for FY 2023 was RMB83.0 million (US$11.4 million), compared with RMB58.0 million in the prior fiscal year.

Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, commented, “Strong pipeline visibility, diversified revenue channels, and an effective strategy fueled our growth momentum in the quarter, as we increased our revenues on an annual basis and generated adjusted net income2 for the third consecutive quarter. At the same time, we have continued to enhance, iterate, and expand our tailored array of courses while also taking steps to elevate user engagement and boost online course repurchase rates. During the quarter, we enlarged our future growth horizons by building on our core business to strategically enter the live e-commerce sector. Bolstered by these initiatives, our proven business model, and a thriving addressable market, we remain confident in our ability to generate sustainable, long-term shareholder value.”

Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “Our registered users and repurchase rate grew robustly in the fourth quarter, helping to drive our topline growth. During the quarter, we continued to successfully optimize our efficiencies and cost structures. Looking ahead, we will maintain our focus on more efficient and effective operations while executing on our long-term growth strategy.”

[1]	Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
[2]	Adjusted net income is a non-GAAP financial measure. For a reconciliation of net (loss)/income to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Results for the Fourth Quarter of FY 2023

Revenues

Revenues increased by 31.7% year over year to RMB828.3 million (US$114.2 million) in the fourth quarter of FY 2023, primarily due to the increase in revenues from other personal interest courses.

●	Revenues from individual online learning services increased by 25.2% year over year to RMB721.1 million (US$99.4 million) in the fourth quarter of FY 2023 from RMB576.1 million in the fourth quarter of FY 2022, primarily due to the increase of RMB205.0 million (US$28.3 million) in revenues from other personal interest courses, partially offset by the decrease of RMB60.0 million (US$8.3 million) in revenues from financial literacy courses.

●	Revenues from enterprise services increased by 102.0% year over year to RMB103.8 million (US$14.3 million) in the fourth quarter of FY 2023 from RMB51.4 million in the fourth quarter of FY 2022, primarily due to the increased demand from existing customers and the gain of new customers.

●	Revenues from other services increased to RMB3.4 million (US$0.5 million) in the fourth quarter of FY 2023 from RMB1.5 million in the fourth quarter of FY 2022, primarily due to the Company’s expansion of new business, which was consistent with its commitment to diversified revenue streams.

Cost of revenues

Cost of revenues were RMB116.1 million (US$16.0 million) in the fourth quarter of FY 2023, compared to RMB107.6 million in the fourth quarter of FY 2022, representing a change of 8.0%. This increase was consistent with the corresponding increase in revenues from other personal interest courses, and was partially offset by a decrease in share-based compensation expenses of RMB11.6 million (US$1.6 million).

Sales and marketing expenses

Sales and marketing expenses were RMB573.0 million (US$79.0 million) in the fourth quarter of FY 2023, compared to RMB531.4 million in the fourth quarter of FY 2022, representing a change of 7.8%, mainly due to an increase in marketing and promotion expenses of RMB55.4 million (US$7.6 million) and an increase in labor outsourcing costs of RMB87.1 million (US$12.0 million), partially offset by a decrease in staff costs of RMB104.4 million (US$14.4 million), which includes a decrease in share-based compensation expenses of RMB47.0 million (US$6.5 million).

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Research and development expenses

Research and development expenses were RMB53.6 million (US$7.4 million) in the fourth quarter of FY 2023, compared to RMB132.6 million in the fourth quarter of FY 2022, representing a decrease of 59.6%, mainly due to a decrease in share-based compensation expenses of RMB87.2 million (US$12.0 million).

General and administrative expenses

General and administrative expenses were RMB38.0 million (US$5.2 million) in the fourth quarter of FY 2023, compared to RMB62.6 million in the fourth quarter of FY 2022, representing a decrease of 39.3%, primarily due to a decrease in share-based compensation expenses of RMB22.7 million (US$3.1 million).

Net income and adjusted net income

Net income was RMB52.7 million (US$7.3 million) in the fourth quarter of FY 2023, compared with a net loss of RMB201.7 million in the same period of the prior fiscal year. Adjusted net income was RMB90.4 million (US$12.5 million) in the fourth quarter of FY 2023, compared with RMB4.6 million in the same period of the prior fiscal year.

Earnings per share and adjusted earnings per share3

Basic and diluted net income per share were RMB0.31 (US$0.04) and RMB0.30 (US$0.04) in the fourth quarter of FY 2023, compared with basic and diluted net loss per share of RMB4.17 in the same period of the prior fiscal year. Basic and diluted adjusted net income per share were RMB0.54 (US$0.07) and RMB0.52 (US$0.07) in the fourth quarter of FY 2023, compared with basic and diluted adjusted net loss per share of RMB0.05 in the same period of the prior fiscal year.

Financial Results for FY 2023

Revenues

Revenues increased by 7.4% year over year to RMB3,081.4 million (US$424.9 million) in FY 2023.

●	Revenues from individual online learning services increased by 9.6% year over year to RMB2,734.9 million (US$377.2 million) in FY 2023, primarily due to the increase of RMB666.4 million (US$91.9 million) in revenues from other personal interest courses, partially offset by the decrease of RMB425.8 million (US$58.7 million) in revenues from financial literacy courses.

●	Revenues from enterprise services increased by 83.8% year over year to RMB340.9 million (US$47.0 million) in FY 2023, primarily due to increased revenue from the Company’s marketing services provided to a related party, as well as to new customers.

●	Revenue from other services decreased to RMB5.6 million (US$0.8million) in FY 2023, primarily due to the decrease in revenues from insurance brokerage services. In early 2022, the Company ceased such business and disposed of it to an affiliate.

3	Basic and diluted adjusted net (loss)/income per share are non-GAAP financial measures. For a reconciliation of basic and diluted net (loss)/income per share to basic and diluted adjusted net (loss)/income per share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Cost of revenues

Cost of revenues decreased by 4.2% year over year to RMB391.5 million (US$54.0 million) in FY 2023, mainly due to the decrease in labor outsourcing costs and staff costs resulting from improved operating efficiency, partially offset by the increase in third-party service costs, which were in line with the Company’s business expansion.

Sales and marketing expenses

Sales and marketing expenses were RMB2,408.5 million (US$332.1 million) in FY 2023, compared to RMB2,254.5 million in the fiscal year ended June 30, 2022 (“FY 2022”, which refers to the year from July 1, 2021 to June 30, 2022), representing a change of 6.8%, mainly due to an increase in the Company’s marketing and promotional activities.

Research and development expenses

Research and development expenses were RMB219.8 million (US$30.3 million) in FY 2023, compared to RMB273.5 million in FY 2022, representing a decrease of 19.6%, mainly due to a decrease in share-based compensation expenses of RMB71.5 million (US$9.9 million).

General and administrative expenses

General and administrative expenses were RMB175.2 million (US$24.2 million) in FY 2023, compared to RMB166.7 million in FY 2022, representing a change of 5.2%, primarily due to an increase in share-based compensation expenses of RMB7.8 million (US$1.1 million).

Net loss and adjusted net income

Net loss was RMB108.7 million (US$15.0 million) in FY 2023, compared with RMB233.4 million in FY 2022. Adjusted net income was RMB83.0 million (US$11.4 million) in FY 2023, compared with RMB58.0 million in FY 2022.

Earnings per share and adjusted earnings per share3

Basic and diluted net loss per share were both RMB1.26 (US$0.17) in FY 2023, compared with basic and diluted net loss per share of RMB5.26 in FY 2022. Basic and diluted adjusted net income per share were RMB0.37 (US$0.05) and RMB0.35 (US$0.05) in FY 2023, compared with basic and diluted net income per share of RMB0.22 and RMB0.17, respectively, in FY 2022.

Balance Sheet

As of June 30, 2023, the Company had cash and cash equivalents and short-term investments of RMB930.6 million (US$128.3 million), compared with RMB399.1 million as of June 30, 2022.

Financial Outlook

Based on currently available information, for the first quarter of FY 2024 (which refers to the quarter from July 1, 2023 to September 30, 2023, and “FY 2024”, which refers to the year from July 1, 2023 to June 30, 2024), the Company expects its revenues to be in the range of RMB780.0 million to RMB810.0 million, representing a year-over-year increase of 18.3% to 22.8%. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

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Recent Developments

On June 9, 2023, the Company announced that its board of directors had approved a new share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of American Depositary Shares (“ADSs”) for a 12-month period beginning on June 9, 2023. As of June 30, 2023, zero ADSs had been repurchased under this program.

On September 6, 2023, the Company announced that it had been acknowledged as the largest online individual adult learning service provider in China, in terms of revenue for 2022, in Frost & Sullivan’s Industry Report on the Adult Learning Market in China (the “Report”). The Report also acknowledges QuantaSing as holding first place in China’s adult personal interest learning market, in terms of revenue, for the second consecutive year in 2022. Furthermore, the Report acknowledges QuantaSing as the largest service provider in China’s online financial learning market in terms of revenue. Based on data from 2022, these acknowledgements affirm QuantaSing’s position as a pioneering force in China’s adult learning market, and reflect the Company’s financial achievements and operational success. The Report was commissioned by QuantaSing and issued in September 2023 by Frost & Sullivan, an independent research firm.

On September 12, 2023, the Company announced that its newest business endeavor, live e-commerce, had yielded solid results. For August 2023, the Company’s live e-commerce business generated RMB13.3 million in gross merchandise value.

Conference Call Information

The Company’s management team will hold a conference call at 07:00 A.M. Eastern Time on Friday, September 15, 2023 (07:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	9250897

The replay will be accessible through September 22, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	6877110

A live and archived webcast of the conference call will be available at the Company’s investor relations website at ir.quantasing.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net income and basic and diluted adjusted net (loss)/income per share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax and certain cost deduction in such period. Adjusted net income represents net (loss)/income excluding share-based compensation expense. Basic and diluted adjusted net (loss)/income per share represents adjusted net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net (loss)/income per share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net (loss)/income, net (loss)/income per share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; trends and competition in China’s adult learning market; changes in its revenues and certain cost or expense items; the expected growth of China’s adult learning market; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

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About QuantaSing Group Limited

QuantaSing is a leading online service provider in China dedicated to improving people’s quality of life and well-being by providing lifelong personal learning and development opportunities. The Company is the largest service provider in China’s online adult learning market and China’s adult personal interest learning market in terms of revenue, according to a report by Frost & Sullivan based on data from 2022. By leveraging its proprietary tools and technology, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners under a variety of brands, including QiNiu, JiangZhen and QianChi, empowering users to pursue personal development. Leveraging its extensive experience in individual online learning services, the Company has also expanded its services to corporate clients including, among others, marketing services and enterprise talent management services.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	266,427	764,281	105,399
Short-term investments	132,632	166,303	22,934
Accounts receivable, net	1,937	12,251	1,689
Amounts due from related parties	47,394	29,116	4,015
Prepayments and other current assets	115,560	136,681	18,851
Total current assets	563,950	1,108,632	152,888

Non-current assets:
Property and equipment, net	5,169	7,409	1,022
Operating lease right-of-use assets	23,917	84,009	11,585
Deferred tax assets	-	2,084	287
Other non-current assets	10,430	21,296	2,937
Total non-current assets	39,516	114,798	15,831
TOTAL ASSETS	603,466	1,223,430	168,719

LIABILITIES
Current liabilities:
Accounts payables	45,178	62,094	8,563
Accrued expenses and other current liabilities	108,592	171,160	23,604
Income tax payable	7,298	8,794	1,213
Contract liabilities, current portion	384,729	517,213	71,327
Advance from customers	151,089	144,397	19,913
Operating lease liabilities, current portion	16,331	41,092	5,667
Total current liabilities	713,217	944,750	130,287

Non-current liabilities:
Contract liabilities, non-current portion	8,869	7	1
Operating lease liabilities, non-current portion	6,566	52,840	7,287
Total non-current liabilities	15,435	52,847	7,288
TOTAL LIABILITIES	728,652	997,597	137,575

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
MEZZANINE EQUITY
Series A convertible redeemable preferred shares (US$0.0001 par value, 22,000,000 and nil shares authorized, issued and outstanding as of June 30, 2022 and 2023, respectively)	82,002	-	-
Series B convertible redeemable preferred shares (US$0.0001 par value, 23,983,789 and nil shares authorized, issued and outstanding as of June 30, 2022 and 2023, respectively)	94,833	-	-
Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 7,913,872 and nil shares authorized, issued and outstanding as of June 30, 2022 and 2023, respectively)	33,612	-	-
Series C convertible redeemable preferred shares (US$0.0001 par value, 20,327,789 and nil shares authorized, issued and outstanding as of June 30, 2022 and 2023, respectively)	108,892	-	-
Series D convertible redeemable preferred shares (US$0.0001 par value, 11,818,754 and nil shares authorized, issued and outstanding as of June 30, 2022 and 2023, respectively)	104,156	-	-
Series E convertible redeemable preferred shares (US$0.0001 par value, 14,799,427 and nil shares authorized, issued and outstanding as of June 30, 2022 and 2023, respectively)	240,665	-	-
TOTAL MEZZANINE EQUITY	664,160	-	-

SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A ordinary shares (US$0.0001 par value; 345,113,731 and 430,000,000 shares authorized, 4,783,589 and 115,759,408 shares issued and outstanding as of June 30, 2022 and 2023, respectively)	3	78	11
Class B ordinary shares (US$0.0001 par value; 54,042,638 and 70,000,000 shares authorized, 49,859,049 shares issued and outstanding as of June 30, 2022 and 2023, respectively)	29	34	5
Additional paid-in capital	69,934	1,171,092	161,501
Accumulated other comprehensive income	1,839	22,182	3,059
Accumulative deficit	(861,151)	(969,688)	(133,726)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ (DEFICIT)/EQUITY	(789,346)	223,698	30,850
Non-controlling interests	-	2,135	294
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(789,346)	225,833	31,144
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	603,466	1,223,430	168,719

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended June 30,			For the years Ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$

Revenues	629,043	828,347	114,234	2,867,974	3,081,381	424,942
Cost of revenues	(107,558)	(116,126)	(16,015)	(408,757)	(391,498)	(53,990)

Gross Profit	521,485	712,221	98,219	2,459,217	2,689,883	370,952
Operating expenses:
Sales and marketing expenses	(531,447)	(573,025)	(79,024)	(2,254,459)	(2,408,464)	(332,142)
Research and development expenses	(132,626)	(53,610)	(7,393)	(273,484)	(219,781)	(30,309)
General and administrative expenses	(62,631)	(38,021)	(5,243)	(166,650)	(175,246)	(24,168)
Total operating expenses	(726,704)	(664,656)	(91,660)	(2,694,593)	(2,803,491)	(386,619)

(Loss)/Income from operations	(205,219)	47,565	6,559	(235,376)	(113,608)	(15,667)

Other income:
Interest income	182	2,669	368	387	5,328	735
Others, net	5,481	6,155	849	19,913	21,313	2,939

(Loss)/Income before income tax	(199,556)	56,389	7,776	(215,076)	(86,967)	(11,993)
Income tax expense	(2,134)	(3,699)	(510)	(18,350)	(21,685)	(2,990)

Net (loss)/ income	(201,690)	52,690	7,266	(233,426)	(108,652)	(14,983)
Net loss attributable to noncontrolling interests	-	115	16	-	115	16
Net (loss)/Income attributable to QuantaSing Group Limited	(201,690)	52,805	7,282	(233,426)	(108,537)	(14,967)

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	2,402	15,545	2,144	1,839	20,343	2,805
Total other comprehensive income	2,402	15,545	2,144	1,839	20,343	2,805
Total comprehensive (loss)/income	(199,288)	68,235	9,410	(231,587)	(88,309)	(12,178)
Net loss attributable to noncontrolling interests	-	115	16	-	115	16
Comprehensive (loss)/income attributable to QuantaSing Group Limited	(199,288)	68,350	9,426	(231,587)	(88,194)	(12,162)
Net (loss)/Income attributable to QuantaSing Group Limited	(201,690)	52,805	7,282	(233,426)	(108,537)	(14,967)
Allocation of accretion of Predecessors’ preferred shares	(4,314)	-	-	(22,655)	-	-
Accretion of the Company’s preferred shares	(2,987)	-	-	(2,987)	(22,379)	(3,086)
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(208,991)	52,805	7,282	(259,068)	(130,916)	(18,053)
Net (loss)/income per ordinary share
- Basic	(4.17)	0.31	0.04	(5.26)	(1.26)	(0.17)
- Diluted	(4.17)	0.30	0.04	(5.26)	(1.26)	(0.17)
Weighted average number of ordinary shares used in computing net loss per share
- Basic	50,107,178	169,146,415	169,146,415	49,270,950	103,948,398	103,948,398
- Diluted	50,107,178	175,755,415	175,755,415	49,270,950	103,948,398	103,948,398
Share-based compensation expenses included in
Cost of revenues	(18,612)	(6,963)	(960)	(27,583)	(26,486)	(3,653)
Sales and marketing expenses	(58,793)	(11,808)	(1,628)	(86,682)	(51,742)	(7,136)
Research and development expenses	(94,998)	(7,777)	(1,072)	(120,558)	(49,046)	(6,764)
General and administrative expenses	(33,876)	(11,191)	(1,543)	(56,606)	(64,358)	(8,875)

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended June 30,			For the years Ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$

Revenues of individual online learning services:	576,089	721,093	99,443	2,494,330	2,734,877	377,157
Add: value-added tax	34,880	43,580	6,010	155,851	171,509	23,652
Add: cost deduction⑴	-	-	-	3,681	-	-
Add: ending deferred revenues⑵	531,662	661,360	91,206	531,662	661,360	91,206
Less: beginning deferred revenues⑵	(533,764)	(677,272)	(93,400)	(427,288)	(531,662)	(73,320)
Gross billings of individual online learning services	608,867	748,761	103,259	2,758,236	3,036,084	418,695

(1)	Cost deduction represents the costs paid to third-party content providers of certain cooperative personal interest courses, for which the Company collected tuition fees from learners on behalf of the content providers and recognized revenue on a net basis.
(2)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net (loss)/income to adjusted net income and basic and diluted net (loss)/income per share to basic and diluted adjusted net (loss)/income per share for the periods indicated:

	For the Three Months Ended June 30,			For the years Ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$

Net (loss)/income	(201,690)	52,690	7,266	(233,426)	(108,652)	(14,983)
Add: Share-based compensation	206,279	37,739	5,203	291,429	191,632	26,428

Adjusted net income	4,589	90,429	12,469	58,003	82,980	11,445
Attributable to noncontrolling interests	-	115	16	-	115	16
Adjusted net income attributable to QuantaSing Group Limited	4,589	90,544	12,485	58,003	83,095	11,461
Allocation of accretion of Predecessors’ preferred shares	(4,314)	-	-	(22,655)	-	-
Accretion of the Company’s preferred shares	(2,987)	-	-	(2,987)	(22,379)	(3,086)
Income allocation to participating preferred shares	-	-	-	(21,739)	(21,816)	(3,009)
Adjusted net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(2,712)	90,544	12,485	10,622	38,900	5,366

Weighted average number of ordinary shares used in computing net (loss)/income per share
- Basic	50,107,178	169,146,415	169,146,415	49,270,950	103,948,398	103,948,398
- Diluted	50,107,178	175,755,415	175,755,415	49,270,950	103,948,398	103,948,398
Weighted average number of ordinary shares used in computing adjusted net (loss)/income per share
- Basic	50,107,178	169,146,415	169,146,415	49,270,950	103,948,398	103,948,398
- Diluted	50,107,178	175,755,415	175,755,415	63,007,294	110,489,970	110,489,970

Net (loss)/income per ordinary share
- Basic	(4.17)	0.31	0.04	(5.26)	(1.26)	(0.17)
- Diluted	(4.17)	0.30	0.04	(5.26)	(1.26)	(0.17)
Non-GAAP adjustments to net (loss)/income per ordinary share
- Basic	4.12	0.23	0.03	5.48	1.63	0.22
- Diluted	4.12	0.22	0.03	5.43	1.61	0.22
Adjusted net (loss)/income per ordinary share
- Basic	(0.05)	0.54	0.07	0.22	0.37	0.05
- Diluted	(0.05)	0.52	0.07	0.17	0.35	0.05

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